FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 21, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 21, 2015 – Arm Holdings PLC Results for the First Quarter 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER 2015

A conference call discussing these results will be audiocast today at 09.30 BST at www.arm.com/ir

CAMBRIDGE, UK, 21 APRIL 2015 — ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)] announces its unaudited financial results for the first quarter ended 31 March 2015.

Q1 2015 – Financial Summary	Normalised*			IFRS
	Q1 2015	Q1 2014	% Change	Q1 2015	Q1 2014	% Change
Revenue ($m)	348.2	305.2	14%	348.2	305.2	14%
Revenue (£m)	227.5	186.7	22%	227.5	186.7	22%
Operating expenses (£m)	100.0	84.3	19%	115.4	101.6	14%
Operating margin	51.7%	50.4%		44.6%	40.9%
Profit before tax (£m)	120.5	97.1	24%	103.4	78.0	33%
Earnings per share (pence)	7.1	5.6	27%	6.0	4.4	36%
Net cash generation (£m) **	68.5	40.1
Effective revenue fx rate ($/£)	1.53	1.63

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges, share of results of joint venture, intangible amortisation, and impairment of investments net of profit on disposal. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 6.7 and 6.8.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related payments, restructuring payments, share-based payroll taxes, investment in joint venture, payments to Linaro, and deducting inflows from share option exercises – see notes 6.3 to 6.6.

Q1 2015 Financial Summary
•	Group revenues in US$ up 14% year-on-year (GBP revenues up 22%)
•	Processor royalty revenue in US$ up 31% year-on-year (Underlying1 revenue up 26% year-on-year)
•	Processor licensing revenue in US$ down 2% year-on-year
•	Normalised PBT and EPS up 24% and 27% year-on-year respectively.

Progress on key growth drivers in Q1 2015
•	Growth in adoption of ARM® processor technology
o	30 processor licences signed for a broad range of applications from sensors to smartphones to servers
•	Maintained momentum in licensing of advanced technology, underpinning future royalty revenue growth:
o	4 ARMv8-A processor licences signed, and an additional architecture licence for smart mobile devices
o	4 Mali™ multimedia processor licences signed, including another licence for Mali video technology
o	2 POP IP licences signed, including one for a Cortex-A53 processor implementation on a 28nm process
•	Growth in shipments of chips based on ARM technology
o	3.8 billion ARM-based chips shipped up 31% year-on-year
o	Strong year-on-year growth in shipments of microcontrollers and chips for mobile devices
o	First physical IP royalty revenues from a leading edge FinFET manufacturing process

Outlook
ARM has made an encouraging start to 2015 with more leading companies choosing to deploy ARM technology in their products.  Assuming that the macroeconomic backdrop remains supportive of consumer spending, we expect group dollar revenues for the full-year 2015 to be at least in line with current market expectations.

Relevant industry data for Q1 2015, being the shipment period for ARM’s Q2 royalties, points to a sequential decrease in industry-wide revenues, broadly consistent with normal seasonality. In this context we expect group dollar revenues for the second quarter to be in line with current market expectations.

1 The underlying growth rate excludes the impact of a deduction, recognised in Q1 2014, of $5 million for prior years’ royalties over-reported to ARM by a customer.

Simon Segars, Chief Executive Officer, said:
“As the world becomes more digital and more connected, we continue to see an increase in the demand for ARM’s smart and energy-efficient technology, which is driving both our licensing and royalty revenues.

In recent months many handset OEMs have announced smartphones and tablets based on ARMv8-A and Mali graphics processors.  As production of these mobile computers start to ramp up in the second half of the year, ARM will benefit from the higher royalty percentage per chip that these technologies deliver compared to the processors in previous generations of mobile devices.

Building on our leadership in mobile computing, ARM technology continues to be adopted in enterprise infrastructure and embedded devices.  In Q1 we licensed ARMv8-A processors for networking and server applications, and Cortex-M processors for microcontrollers and smart sensors for the Internet of Things.

These design wins underpin future royalty revenue growth and enable continued investment in future innovative technology to create long-term superior returns for our shareholders.”

Q1 2015 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q1 2015	Q1 2014	% Change	Q1 2015	Q1 2014	% Change
Technology Licensing
Processors	109.3	111.6	-2%	71.0	69.6	2%
Physical IP	23.9	18.3	31%	15.6	11.3	37%
Total Technology Licensing	133.2	129.9	3%	86.6	80.9	7%
Technology Royalty
Processors†	167.5	128.1	31%	110.1	76.9	43%
Physical IP	17.2	16.4	5%	11.4	9.9	16%
Total Technology Royalty	184.7	144.5	28%	121.5	86.8	40%
Software and Tools	14.7	16.1	-9%	9.6	9.8	-1%
Services	15.6	14.7	6%	9.8	9.2	6%
Total Revenue	348.2	305.2	14%	227.5	186.7	22%

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

†	Includes a deduction, recognised in Q1 2014, of $5 million for prior years’ royalties over-reported to ARM by a customer.

Contacts:
Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick +44 (0)207 404 5959	ARM Holdings plc +44 (0)1628 427800

Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q1 2015 were $348.2 million, up 14% versus Q1 2014. Q1 sterling revenues of £227.5 million were up 22% year-on-year.

Licence revenues
Total dollar licence revenues in Q1 2015 increased by 3% year-on-year to $133.2 million, representing 38% of Group revenues. Licence revenues comprised $109.3 million from processor licences and $23.9 million from physical IP licences. Following multiple periods of accelerated license revenue growth (29% compound annual growth in the five years 2010-2014), in line with previous guidance, we continue to expect licence revenue growth of 5-10% per annum in the medium term. Group order backlog at the end of Q1 2015 was down about 7% sequentially. Based on the medium-term outlook for license revenue growth, we expect quarterly sequential movements of backlog to be lumpy.

Royalty revenues
Total dollar royalty revenues in Q1 2015 were up 28% on Q1 2014 at $184.7 million, representing 53% of Group revenues. Relevant industry revenues were up 4% over the corresponding shipment period (i.e. calendar Q4 2014 compared to calendar Q4 2013).

Royalty revenues comprised $167.5 million from processors and $17.2 million from physical IP. Processor dollar royalty revenues in Q1 2014 were net of a deduction of $5 million representing prior years’ royalties over-reported to ARM by a customer.   Underlying processor royalty revenues increased 26% year-on-year, reflecting the expected acceleration in growth following a period of inventory management by consumer electronics OEMs in 2014. Physical IP royalty revenue increased 5% year-on-year.

Other revenues
Sales of software and tools in Q1 2015 were $14.7 million, a decrease of 9% year-on-year. Service revenues were $15.6 million in Q1 2015, up 6% year-on-year. Together revenues from software and tools and services represented 9% of Group revenues.

Gross margins
Normalised gross margins in Q1 2015 were 95.6% compared to 95.9% in Q4 2014 and 95.6% in Q1 2014.

Operating expenses and operating margin
Normalised income statements for Q1 2015 and Q1 2014 are included in notes 6.7 and 6.8 below which reconcile IFRS to the normalised non-GAAP measures referred to in this earnings release. Non-GAAP measures have been presented as we believe that they allow a clearer comparison of operating results.

Normalised operating expenses were £100.0 million in Q1 2015 compared to £100.4 million in Q4 2014 and £84.3 million in Q1 2014.

Normalised operating expenses in Q2 2015 (assuming effective exchange rates similar to current levels) are expected to be in the range £102-104 million as we continue to invest in our research and development teams and in our business infrastructure.

Normalised operating margin was 51.7% in Q1 2015, compared to 51.4% in Q4 2014 and 50.4% in Q1 2014.

Normalised research and development expenses were £47.8 million in Q1 2015, representing 21% of revenues, compared to £44.4 million in Q4 2014 and £39.8 million in Q1 2014. Normalised sales and marketing expenses were £21.6 million in Q1 2015, representing 10% of revenues, compared to £23.6 million in Q4 2014 and £20.4 million in Q1 2014. Normalised general and administrative expenses were £30.6 million in Q1 2015, representing 13% of revenues, compared to £32.4 million in Q4 2014 and £24.1 million in Q1 2014.

Total IFRS operating expenses in Q1 2015 were £115.4 million (Q1 2014: £101.6 million) including share-based payment costs and related payroll taxes of £18.7 million (Q1 2014: £14.6 million), amortisation of intangible assets and other acquisition-related charges of £2.4 million (Q1 2014: £2.7 million) and profit on disposal of investments of £5.7 million (Q1 2014: £nil).

Total share-based payment costs and related payroll tax charges of £19.3 million in Q1 2015 were included within cost of revenues (£0.6 million), research and development (£12.5 million), sales and marketing (£3.3 million) and general and administrative (£2.9 million).

Earnings and taxation
Normalised profit before tax in Q1 2015 was £120.5 million compared to £97.1 million in Q1 2014. After including acquisition-related and share-based payment costs, intangible amortisation, profit on disposal of investments and share of results of joint ventures, IFRS profit before tax was £103.4 million in Q1 2015 compared to £78.0 million in Q1 2014.

The Group's effective normalised tax rate was 16.0% in Q1 2015 (IFRS: 17.8%). ARM’s full-year normalised effective tax rate in 2015 is expected to be about 16%.

In Q1 2015, normalised fully diluted earnings per share were 7.1 pence (31.7 cents per ADS2) compared to earnings per share of 5.6 pence (28.0 cents per ADS) in Q1 2014.  IFRS fully diluted earnings per share in Q1 2015 were 6.0 pence (26.7 cents per ADS) compared to earnings per share of 4.4 pence (22.0 cents per ADS) in Q1 2014.

Balance sheet
Intangible assets at 31 March 2015 were £673.4 million, comprising goodwill of £594.5 million and other intangible assets of £78.9 million, compared to £567.0 million and £77.2 million respectively at 31 December 2014.

Total accounts receivable were £145.4 million at 31 March 2015, compared to £138.6 million at 31 December 2014.

Cash flow
Normalised cash generation in Q1 2015 was £68.5 million. Net cash at 31 March 2015 was £921.8 million, compared to £861.7 million at 31 December 2014.

2 Each American Depositary Share (ADS) represents three shares.

Technology Licensing

Processor licensing
Thirty processor licences were signed in Q1 2015 reflecting the ongoing demand for ARM’s latest technology.  Eight of the licences signed were for ARM’s Cortex-A series processors, for use in mobile computers, servers, enterprise networking, automotive infotainment and consumer electronics devices. Four of the licences were for processors based on the ARMv8-A architecture, including two further licences for Cortex-A72, ARM's recently announced next-generation processor.  ARM also signed an ARMv8-A architecture licence with a Partner targeting mobile and computing applications. To date, ARM has signed 68 ARMv8-A processor and architecture licences which typically command a higher royalty compared to previous generations of ARM technology.

Sixteen of the licences signed in Q1 were for Cortex-M class processors for use in the key components of smart connected devices: microcontrollers, smart hubs, wireless communications, and the secure chip in a bank card.

ARM signed four licences for its Mali multimedia processors. These processors are used in devices with graphics displays, such as smartphones, mobile computing devices and set-top boxes. One of the licences signed in Q1 was for our new Mali-V500 series video processor.

Q1 2015 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total†
Classic ARM*				526
Cortex-A	6	2	8	208
Cortex-R	1		1	51
Cortex-M	13	3	16	300
Mali	4		4	109
Architecture	1		1	18
Subscription**				16
Total	25	5	30	1,228
*       Includes ARM7, ARM9, ARM10 and ARM11
**       Includes CPU and Mali subscription licences
†       Includes all extant licenses that are expected to generate royalties

Physical IP licensing
During the quarter ARM saw continuing demand for physical IP optimised for use with processors (POP IP). POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology. For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP. This quarter ARM signed two further POP licences, including a licence for a 28nm POP IP optimised for the Cortex-A53 processor.

Technology Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months. These included:
•	ARM introduced the Cortex-A72 processor, the highest performing CPU technology for premium mobile devices, which has now been licensed 12 times by leading semiconductor companies.
•	New Chromebooks from Haier and Hisense were launched using Rockchip’s ARM quad-core Cortex-A17 based SOC.
•	Many OEMs announcing ARMv8-A based smartphones and tablets at Mobile World Congress, including mobile devices from Acer, Alcatel, HTC, Huawei, Lenovo, LG, Motorola, Samsung, Sony and ZTE.
•
Atmel demonstrating the Smart SAM L21 family of ultra-low-power microcontrollers, based on ARM Cortex-M processors, and which are intended for Internet of Things devices that need to run for years on a battery.

•	Gigabyte Technologies introducing two new ARM-based boards for servers and enterprise infrastructure; one developed using Applied Micro's X-Gene chip and the other using Annapurna's Alpine chip.
•	Cavium demonstrating a comprehensive Cloud RAN (Radio Access Network) application on a 48 Core 64-bit ARMv8-A ThunderX System-on-chip.
•	EZChip introducing the Tile-MX100, a high-performance networking chip with 100 ARM cores delivering scalability and power-efficiency for data-centers and carrier networks.
•	Freescale announcing the Kinetis V series of ARM-based microcontrollers for more efficient electric motor control.
More partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Q1 royalty revenue was generated from the shipment of 3.8 billion ARM processor-based chips, up 31% year-on-year.

Compared with Q1 a year ago, we saw a significant increase in the number of chips going into mobile devices, with much of this increase due to the inventory correction in the first half of 2014.  Growth in the number of ARM-based chips shipped into embedded applications continued, about 40% up year-on-year, with particularly strong growth in ARM-based microcontrollers and smartcards, and in automotive infotainment systems.

Q1 2015 Processor Unit Shipment Analysis
Processor Series	Unit Shipments	Market	Unit Shipments
Classic*	35%	Mobile and connectivity	46%
Cortex-A	18%	Home	6%
Cortex-R	4%	Enterprise	14%
Cortex-M	43%	Embedded	34%
*       Includes ARM7, ARM9, ARM10 and ARM11

Increasing the royalty revenue opportunity per chip
During the quarter, nine companies reported that they had shipped ARMv8-A based chips, which in aggregate represented around 3.5% of ARM’s total unit shipments.

Q1 shipments of chips containing an ARM Mali graphics processor were consistent with our full-year expectations of 600m to 700m units.  Most Mali graphics processors are found in chips containing an ARM Cortex-A class processor.

ARM’s physical IP dollar royalty revenue in Q1 2015 was up 5% year-on-year. This included the first physical IP royalties generated from wafers manufactured at a leading edge FinFET node.

People
At 31 March 2015, ARM had 3,397 full-time employees, a net increase of 103 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q1 the Group had 1,449 employees based in the UK, 728 in the US, 479 in Continental Europe, 477 in India and 264 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group in 2015 are included within the “Risks and risk management” section of the 2014 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2014 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that would materially impact the Group in the foreseeable future. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

ARM Holdings plc
Consolidated balance sheet - IFRS

	31 March	31 December
	2015	2014
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	51.8	54.1
Short-term deposits and similar instruments	643.8	620.8
Embedded derivatives	8.7	2.6
Accounts receivable	145.4	138.6
Prepaid expenses and other assets	44.4	43.2
Current tax assets	17.7	8.9
Inventories: finished goods	1.9	2.7
Total current assets	913.7	870.9

Non-current assets:
Long-term deposits and similar instruments	231.9	191.4
Loans and receivables	3.9	3.0
Available-for-sale financial assets	20.5	23.7
Investment in joint venture	1.9	3.0
Prepaid expenses and other assets	1.9	1.7
Property, plant and equipment	43.1	43.4
Goodwill	594.5	567.0
Other intangible assets	78.9	77.2
Deferred tax assets	47.9	55.9
Total non-current assets	1,024.5	966.3
Total assets	1,938.2	1,837.2

Liabilities
Current liabilities:
Accounts payable	7.8	11.7
Fair value of currency exchange contracts	10.5	4.8
Accrued and other liabilities (see note 3)	69.6	80.6
Finance lease liabilities	3.3	3.9
Current tax liabilities	21.9	31.9
Deferred revenue	117.1	127.4
Total current liabilities	230.2	260.3

Non-current liabilities:
Finance lease liabilities	1.1	2.6
Deferred tax liabilities	0.4	0.4
Deferred revenue	47.0	45.6
Total non-current liabilities	48.5	48.6
Total liabilities	278.7	308.9

Net assets	1,659.5	1,528.3

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	24.9	24.9
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	1,097.7	991.8
Revaluation reserve	−	4.3
Cumulative translation adjustment	120.5	90.9
Total equity	1,659.5	1,528.3

ARM Holdings plc
First Quarter Results
Consolidated income statement – IFRS

	Quarter ended	Quarter ended
	31 March	31 March
	2015	2014
	Unaudited	Unaudited
	£m	£m

Revenues	227.5	186.7

Cost of revenues	(10.6)	(8.8)

Gross profit	216.9	177.9

Research and development	(62.4)	(52.1)
Sales and marketing	(25.0)	(23.1)
General and administrative	(28.0)	(26.4)

Total operating expenses	(115.4)	(101.6)

Profit from operations	101.5	76.3

Investment income, net	3.0	3.0
Share of results in joint venture	(1.1)	(1.3)

Profit before tax	103.4	78.0
Tax	(18.4)	(15.7)

Profit for the period	85.0	62.3

Earnings per share
Basic and diluted earnings	85.0	62.3

Number of shares (millions)
Basic weighted average number of shares	1,408.1	1,405.2
Effect of dilutive securities: Share options and awards	12.1	11.5
Diluted weighted average number of shares	1,420.2	1,416.7

Basic EPS (pence)	6.0	4.4
Diluted EPS (pence)	6.0	4.4

Diluted earnings per ADS (cents)	26.7	22.0

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended
	31 March 2015	31 March 2014
	Unaudited	Unaudited
	£m	£m

Profit for the period	85.0	62.3
Other comprehensive income/(loss):
Currency translation adjustment*	29.6	(3.5)
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	(4.3)	−
Other comprehensive income/(loss) for the period	25.3	(3.5)
Total comprehensive income for the period	110.3	58.8

*This item may be reclassified to income statement if certain conditions are met.

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve*	reserve**	earnings	reserve***	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014 (audited)	0.7	18.1	354.3	61.4	820.6	−	56.3	1,311.4
Profit for the period	−	−	−	−	62.3	−	−	62.3
Other comprehensive loss:
Currency translation adjustment	−	−	−	−	−	−	(3.5)	(3.5)
Total comprehensive income/(loss) for the period	−	−	−	−	62.3	−	(3.5)	58.8
Shares issued on exercise of share options and awards	−	0.1	−	−	−	−	−	0.1
Credit in respect of employee share schemes	−	−	−	−	13.8	−	−	13.8
Movement on tax arising on share options and awards	−	−	−	−	(3.2)	−	−	(3.2)
	−	0.1	−	−	10.6	−	−	10.7
At 31 March 2014 (unaudited)	0.7	18.2	354.3	61.4	893.5	−	52.8	1,380.9

At 1 January 2015 (audited)	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3
Profit for the period	−	−	−	−	85.0	−	−	85.0
Other comprehensive income/(loss):
Currency translation adjustment	−	−	−	−	−	−	29.6	29.6
Unrealised holding gain on available-for-sale financial asset reclassified to income statement (net of tax of £1.1 million)	−	−	−	−	−	(4.3)	−	(4.3)
Total comprehensive income/(loss) for the period	−	−	−	−	85.0	(4.3)	29.6	110.3
Credit in respect of employee share schemes	−	−	−	−	16.9	−	−	16.9
Movement on tax arising on share options and awards	−	−	−	−	4.0	−	−	4.0
	−	−	−	−	20.9	−	−	20.9
At 31 March 2015 (unaudited)	0.7	24.9	354.3	61.4	1,097.7	−	120.5	1,659.5

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***  Revaluation reserve.  The Group includes on its balance sheet equity investments that are not publicly traded, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognised within the income statement). Any unrealised gains within this reserve are undistributable.

Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 March 2015 and 31 December 2014, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity for the quarters ended 31 March 2015 and 2014, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2014.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 31 March 2015 are total share-based payment costs (including related payroll taxes) of £19.3 million (2014: £15.1 million), allocated £0.6 million (2014: £0.5 million) in cost of revenues, £12.4 million (2014: £9.8 million) in research and development costs, £3.4 million (2014: £2.6 million) in sales and marketing costs and £2.9 million (2014: £2.2 million) in general and administrative costs.

(3) Accrued and other liabilities
Included within accrued and other liabilities at 31 March 2015 are £8.0 million (31 December 2014: £12.8 million) relating to the provision for payroll taxes on share awards and £5.2 million (31 December 2014: £19.3 million) relating to employee bonus and sales commission provisions.

(4) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

(5) Acquisitions
In February 2015 the Group acquired Wicentric, a Bluetooth® Smart stack and profile provider. In April 2015 the Group acquired Sunrise Micro Devices, a provider of sub-one volt radio intellectual property (IP). The IP of both companies will be integrated to form a portfolio that will complement ARM’s existing processor and physical IP, targeting end markets requiring low-power wireless communications such as the Internet of Things (IoT).

(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint venture, restructuring charges, profit on disposal of investments, and Linaro-related charges.  Full reconciliations of Q1 2015 and Q1 2014 are shown in notes 6.7 and 6.8.  All figures in £m unless otherwise stated.

Summary normalised figures	Q1 2015	Q1 2014	Q4 2014	FY 2014

Revenues	227.5	186.7	225.9	795.2
Revenues ($m)	348.2	305.2	357.6	1,292.6
ARM’s effective exchange rate ($/£)	1.53	1.63	1.58	1.63

Gross margin	95.6%	95.6%	95.9%	95.5%
Operating expenses	100.0	84.3	100.4	359.3
Profit from operations	117.5	94.1	116.2	400.3
Operating margin	51.7%	50.4%	51.4%	50.3%

Profit before tax	120.5	97.1	118.9	411.3
Earnings per share (diluted)	7.13p	5.60p	7.22p	24.12p

Cash	921.8	735.6	861.7	861.7
Normalised cash generation	68.5	40.1	122.0	339.9

	(6.1)	(6.2)
	31 March 2015	31 December 2014

Cash and cash equivalents	51.8	54.1
Short-term deposits and similar instruments	643.8	620.8
Long-term deposits and similar instruments	231.9	191.4
Less: Interest accrued	(5.7)	(4.6)

Total net cash	921.8	861.7

	(6.3)	(6.4)	(6.5)	(6.6)
	Q1 2015	Q1 2014	Q4 2014	FY 2014

Cash at end of period (as above)	921.8	735.6	861.7	861.7
Less: cash at beginning of period	(861.7)	(706.3)	(797.0)	(706.3)
Add back: Cash (inflow)/outflow from investments and acquisitions (net of cash acquired and advance for loans)	(1.2)	1.9	3.2	16.9
Add back: Cash outflow from loan in joint venture	0.8	−	−	−
Add back: Cash outflow from acquisition-related charges	0.8	0.6	0.1	4.3
Add back: Cash outflow from restructuring charges	−	−	0.1	5.1
Add back: Cash outflow from payment of dividends	−	−	35.4	86.1
Add back: Cash outflow from purchase of own shares	−	−	20.6	66.9
Add back: Cash outflow from share-based payroll taxes	7.2	7.5	0.3	8.5
Add back: Cash outflow from payments related to Linaro	0.8	0.9	0.8	3.5
Less: Cash inflow from exercise of share options	−	(0.1)	(3.2)	(6.8)

Normalised net cash generation	68.5	40.1	122.0	339.9

 (6.7) Normalised income statement for Q1 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Profit on disposal of investments	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	227.5	−	227.5	−	−	−	227.5

Cost of revenues	(10.0)	(0.6)	(10.6)	−	−	−	(10.6)

Gross profit	217.5	(0.6)	216.9	−	−	−	216.9

Research and development	(47.8)	(12.4)	(60.2)	(2.2)	−	−	(62.4)
Sales and marketing	(21.6)	(3.4)	(25.0)	−	−	−	(25.0)
General and administrative	(30.6)	(2.9)	(33.5)	(0.2)	5.7	−	(28.0)
Total operating expenses	(100.0)	(18.7)	(118.7)	(2.4)	5.7	−	(115.4)

Profit from operations	117.5	(19.3)	98.2	(2.4)	5.7	−	101.5
Investment income	3.0	−	3.0	−	−	−	3.0
Share of results in joint venture	−	−	−	−	−	(1.1)	(1.1)

Profit before tax	120.5	(19.3)	101.2	(2.4)	5.7	(1.1)	103.4
Tax	(19.3)	1.6	(17.7)	0.5	(1.2)	−	(18.4)

Profit for the period	101.2	(17.7)	83.5	(1.9)	4.5	(1.1)	85.0

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,420.2		1,420.2				1,420.2
Earnings per share – pence	7.13		5.88				5.99

ADSs outstanding (millions)	473.4		473.4				473.4
Earnings per ADS – cents	31.7		26.2				26.7

(6.8) Normalised income statement for Q1 2014
	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisition-related charges	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	186.7	−	186.7	−	−	−	186.7

Cost of revenues	(8.3)	(0.5)	(8.8)	−	−	−	(8.8)

Gross profit	178.4	(0.5)	177.9	−	−	−	177.9

Research and development	(39.8)	(9.8)	(49.6)	(1.9)	(0.6)	−	(52.1)
Sales and marketing	(20.4)	(2.6)	(23.0)	(0.1)	−	−	(23.1)
General and administrative	(24.1)	(2.2)	(26.3)	−	(0.1)	−	(26.4)
Total operating expenses	(84.3)	(14.6)	(98.9)	(2.0)	(0.7)	−	(101.6)

Profit from operations	94.1	(15.1)	79.0	(2.0)	(0.7)	−	76.3
Investment income	3.0	−	3.0	−	−	−	3.0
Share of results in joint venture	−	−	−	−	−	(1.3)	(1.3)

Profit before tax	97.1	(15.1)	82.0	(2.0)	(0.7)	(1.3)	78.0
Tax	(17.7)	1.2	(16.5)	0.6	0.2	−	(15.7)

Profit for the period	79.4	(13.9)	65.5	(1.4)	(0.5)	(1.3)	62.3

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,416.7		1,416.7				1,416.7
Earnings per share – pence	5.60		4.62				4.39

ADSs outstanding (millions)	472.2		472.2				472.2
Earnings per ADS – cents	28.0		23.1				22.0

Notes

The results shown for Q1 2015, Q1 2014, and Q4 2014 are unaudited. The results shown for FY 2014 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2014 were approved by the Board of directors on 17 February 2015 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2015 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2014 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2014.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market share and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 including (without limitation) under the captions, “Risk Factors” (on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Ireland Ltd; ARM Hungary Kft; and Offspark BV.